UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2009.
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

3Q09
CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER ENDED
SEPTEMBER 30, 2009

Contacts
Sergio Restrepo	Jaime A. Velásquez	Juan E. Toro
Executive VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837

3Q09

[1]
This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendency of Finance in Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank’s principal accounting policies in the quarter ended September 30, 2009. The statements of income for the quarter ended September 30, 2009 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments.
Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.
Representative Market Rate: October 1, 2009 COP. 1,925.49= US$ 1
Average Representative Market Rate September 2009 COP 2,218.82 = US$ 1

3Q09
1.	SUMMARY
Bancolombia S.A. (“Bancolombia” or the “Bank”) reports consolidated net income of 321.2 billion Colombian pesos (“COP”) for the quarter ended September 30, 2009 (“3Q09”) or COP 408 per share-U.S. $0.85 per ADR. Net income for 3Q09 increased 27% as compared to the results for the quarter ended June 30, 2009 (“2Q09”) and decreased 12% as compared to the results for the quarter ended September, 2008 (“3Q08”). Bancolombia’s annualized return on average shareholders’ equity (“ROE”) for 3Q09 was 20.1%, improving from 16.5% in 2Q09.
For the first nine months of 2009, net income totaled COP 885.4 billion (COP 1,124 per share-USD 2.33 per ADR), decreasing 11% as compared to the same period last year.
The main components of revenue presented mixed results in 3Q09:
•	Net interest income totaled COP 849.2 billion, decreasing 8% as compared to 2Q09 driven by lower loan volumes and lower margins resulting from lower market interest rates.
•	Net fees and income from services totaled COP 368.6 billion, down 3% as compared to 2Q09.
•
On the positive side, other operating income totaled COP 102.4 billion, significantly higher than the COP 20 billion for 2Q09. Bancolombia notes that it finished amortizing the effects generated by methodology changes in the valuation of derivatives in 2Q09.

•	Overall, total revenue amounted to COP 1,320 billion, remaining stable as compared to COP 1,326 billion for 2Q09.
Bancolombia ended 3Q09 with COP 60,087 billion in assets, down 5% as compared to 2Q09. Assets denominated in currencies other than COP (primarily U.S. dollars “USD”) represented 26% of total assets by the end of 3Q09. Therefore, the 10% appreciation of the COP against the U.S. dollar during 3Q09 explained, to an extent, the reduction in assets. Nonetheless, loan volumes were lower than expected in 3Q09. COP-denominated loans decreased 4.3% while USD-denominated loans remained flat during 3Q09. This performance is explained by higher than anticipated prepayments on corporate loans motivated by increased activity of non-financial firms in the domestic and international debt markets. Additionally, credit demand remained weak due to low levels of economic activity, further contributing to the sluggish performance of volumes.
On a positive note, the pace of asset deterioration slowed down for the second consecutive quarter. The increase in past due loans before charge-offs for 3Q09 was COP 192.2 billion, down from COP 237.9 billion and COP 389 billion for 2Q09 and 1Q09 respectively. Consequently, and helped by recoveries, net provision charges were significantly lower in 3Q09, totaling COP 168 billion, half the amount of charges for 2Q09. Despite the lower deterioration, past due loans (“PDLs”), those overdue more than 30 days, represented 4.1% of gross loans, up from 3.9% in 2Q09. The PDL increase was primarily driven by the loan portfolio reduction presented in 3Q09.
Above all, Bancolombia maintained a strong balance sheet during 3Q09. The Bank’s reserves for loan losses represented 5.5% of total loans by the end of 3Q09 while coverage, measured by the ratio of allowances for loans and accrued interest losses to past due loans (overdue more than 30 days) ended the quarter at 135%. Likewise, the Bank’s capital ratio increased during 3Q09. Capital adequacy (tier 1+ 2 capital ratio) finished at 13.8% in 3Q09, considerably higher than the 11.4% presented in 3Q08.

3Q09
BANCOLOMBIA: Summary of consolidated financial quarterly results.

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	3Q 08	2Q 09	3Q 09	3Q 09 / 2Q 09	3Q 09 / 3Q 08
ASSETS
Loans and financial leases, net	40,474,342	42,383,700	39,789,147	-6.12%	-1.69%
Investment securities, net	6,947,159	7,549,268	8,125,523	7.63%	16.96%
Other assets	10,539,537	13,334,336	12,172,774	-8.71%	15.50%

Total assets	57,961,038	63,267,304	60,087,444	-5.03%	3.67%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	37,096,051	42,888,356	40,346,861	-5.93%	8.76%
Non-interest bearing	4,582,805	5,008,486	4,844,472	-3.27%	5.71%
Interest bearing	32,513,246	37,879,870	35,502,389	-6.28%	9.19%
Other liabilities	15,099,981	14,165,459	13,145,879	-7.20%	-12.94%
Total liabilities	52,196,032	57,053,815	53,492,740	-6.24%	2.48%
Shareholders’ equity	5,765,006	6,213,489	6,594,704	6.14%	14.39%

Total liabilities and shareholders’ equity	57,961,038	63,267,304	60,087,444	-5.03%	3.67%

Interest income	1,614,618	1,652,790	1,449,770	-12.28%	-10.21%
Interest expense	693,547	726,356	600,595	-17.31%	-13.40%
Net interest income	921,071	926,434	849,175	-8.34%	-7.81%
Net provisions	(243,584)	(344,957)	(167,767)	-51.37%	-31.13%
Fees and income from service, net	346,717	379,719	368,600	-2.93%	6.31%
Other operating income	130,622	20,025	102,352	411.12%	-21.64%
Total operating expense	(637,920)	(681,306)	(696,152)	2.18%	9.13%
Goodwill amortization	(11,287)	(18,104)	(15,614)	-13.75%	38.34%
Non-operating income, net	(14,229)	24,920	20,278	-18.63%	242.51%
Income tax expense	(124,423)	(53,608)	(139,674)	160.55%	12.26%

Net income	366,967	253,123	321,198	26.89%	-12.47%

	Quarter			As of
PRINCIPAL RATIOS	3Q08	2Q09	3Q09	Sep-08	Sep-09
PROFITABILITY
Net interest margin (1)	7.69%	6.66%	6.32%	7.40%	6.70%
Return on average total assets (2)	2.66%	1.58%	2.08%	2.49%	1.87%
Return on average shareholders’ equity (3)	26.66%	16.54%	20.10%	25.14%	18.82%
EFFICIENCY
Operating expenses to operating income	46.42%	52.74%	53.92%	46.88%	52.07%
Operating expenses to average total assets	4.70%	4.37%	4.61%	4.68%	4.54%
CAPITAL ADEQUACY
Shareholders’ equity to total assets	9.95%	9.82%	10.98%
Technical capital to risk weighted assets	11.37%	12.94%	13.80%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	0.85	0.60	0.85	2.32	2.33
Net income per share $COP	465.80	321.29	407.70	1,264.48	1,123.91
P/BV ADS (4)	2.12	2.07	2.47
P/BV Local (5) (6)	2.14	2.08	2.44
P/E (7)	8.38	12.75	12.57
ADR price (8)	28.45	30.50	42.93
Common price (8)	15,640	16,400	20,400
Shares outstanding (9)	787,827,003	787,827,003	787,827,003
USD exchange rate (quarter end)	2,184.76	2,145.21	1,925.49

(1)	Defined as net interest income divided by monthly average interest-earning assets.

(2)	Net income divided by monthly average assets.

(3)	Net income divided by monthly average shareholders’ equity.

(4)	Defined as ADS price divided by ADS book value.

(5)	Defined as share price divided by share book value.

(6)	Share prices on the Colombian Stock Exchange.

(7)	Defined as market capitalization divided by annualized quarter results.

(8)	Prices by the end of the respective quarter.

(9)	Common and preferred.

3Q09
2.	CONSOLIDATED BALANCE SHEET
2.1.	Assets
As of September 30, 2009, BANCOLOMBIA’s assets totaled COP 60,087 billion, representing a decrease of 5.0% as compared to the end of 2Q09 and an increase of 3.7% as compared to the end of 3Q08. COP-denominated assets totaled COP 44,614 by the end of 3Q09 decreasing 3.5% as compared to 2Q09 and increasing 8.8% as compared to 3Q08. Assets denominated in currencies other than COP (primarily USD) represented 26% of total assets (or USD 8.0 billion) by the end of 3Q09, and increased 1.2% as compared to 2Q09 and 3.5% as compared to 3Q08. However, the 10% appreciation of the COP against the USD during 3Q09 affected the translation to COP of assets denominated in currencies other than COP, more than off-setting their growth.
Asset structure had slight changes during 3Q09: net loans and financial leases accounted for 66% of assets, decreasing as compared to the 67% represented at the end of 2Q09, while net investments securities increased to 13.5% from 11.9% the previous quarter.
2.1.1	Loan Portfolio
As of September 30, 2009, BANCOLOMBIA’s gross loans totaled COP 42,086 billion, decreasing 6% as compared to 2Q09 and remaining stable as compared to the level presented at the end of 3Q08. Although disintermediation driven by capital markets and low levels of credit demand experienced in 3Q09 explain to a large extent the decrease in loan volumes, the significant appreciation of the COP, which affects the translation of USD-denominated loans to COP, magnified the quarter’s variation in the loans figure. At the end of 3Q09 USD denominated loans represented 24% of the loan portfolio.
During 3Q09, BANCOLOMBIA maintained a strong balance sheet through the adequate coverage of its loan portfolio. For further explanation regarding coverage of the loan portfolio, please see Section 4 “Asset Quality and Balance Sheet Strength” of this report.
Peso denominated lending activity and loan portfolio
COP-denominated loans decreased 4% during the quarter, totaling 32,063 billion. Such sluggish performance was driven by dynamic bond issue activity of local firms in the domestic and international debt markets which caused higher than anticipated prepayment of loans and lower general credit demand within the corporate segment. Likewise, demand for consumer credit remained weak. Consumer loans totaled COP 4,834 billion, decreasing 3% during the quarter, while financial leases totaled COP 4,788 billion, flat as compared to 2Q09. In contrast, mortgage lending activity was dynamic, driven mainly by the Colombian government’s housing subsidy program that was implemented in April 09 and also by lower long-term interest rates in Colombia. When accounting for securitized loans, mortgages increased 4% in 3Q09 (Bancolombia securitized COP 200 billion of mortgage loans in the local market in 3Q09).
USD denominated lending activity
During 3Q09, the USD-denominated loan portfolio remained stable, totaling USD 5.2 billion. Performance of main loan categories was mixed: commercial loans decreased slightly, driven by a still weak economic environment in El Salvador and low levels of international trade affecting our clients, while consumer loans increased 1% during the quarter.

3Q09
The following table summarizes BANCOLOMBIA’S total loan portfolio:

LOAN PORTFOLIO	As of			Growth
(COP millions)	30-Sep-08	30-Jun-09	30-Sep-09	Sep-09/Jun-09	Sep-09/Sep-08
CORPORATE
Working capital loans	17,339,568	20,480,489	18,554,910	-9.40%	7.01%
Loans funded by domestic development banks	950,134	754,878	681,931	-9.66%	-28.23%
Trade Financing	1,817,194	1,536,181	1,332,765	-13.24%	-26.66%
Overdrafts	111,717	108,467	104,263	-3.88%	-6.67%
Credit Cards	49,510	38,577	37,538	-2.69%	-24.18%

TOTAL CORPORATE	20,268,123	22,918,592	20,711,407	-9.63%	2.19%

RETAIL AND SMEs
Working capital loans	4,096,301	4,139,241	4,203,293	1.55%	2.61%
Personal loans	4,242,273	4,009,022	3,739,370	-6.73%	-11.85%
Loans funded by domestic development banks	861,001	841,001	816,660	-2.89%	-5.15%
Credit Cards	2,376,832	2,409,140	2,321,921	-3.62%	-2.31%
Overdrafts	313,605	305,275	259,565	-14.97%	-17.23%
Automobile loans	1,340,500	1,228,467	1,256,513	2.28%	-6.27%
Trade Financing	127,259	98,344	101,140	2.84%	-20.52%

TOTAL RETAIL AND SMEs	13,357,771	13,030,490	12,698,462	-2.55%	-4.94%

MORTGAGE	3,373,317	3,271,842	3,279,715	0.24%	-2.77%

FINANCIAL LEASES	5,289,495	5,492,600	5,396,877	-1.74%	2.03%

Total loans and financial leases	42,288,706	44,713,524	42,086,461	-5.88%	-0.48%
Allowance for loan losses and financial leases	(1,814,364)	(2,329,824)	(2,297,314)	-1.40%	26.62%

Total loans and financial leases, net	40,474,342	42,383,700	39,789,147	-6.12%	-1.69%

2.1.2.	Investment Portfolio
As of September 30, 2009, Bancolombia’s net investment securities amounted to COP. 8,126 billion, increasing 8% as compared to 2Q09, and 17% as compared to 3Q08. Net investment securities are primarily investments in debt securities, which represented 98% of Bancolombia’s net investment securities portfolio and 13.3% of total assets at the end of 3Q09, up from 11.6% of assets at the end of 2Q09.
2.2.	Funding
As of September 30, 2009, Bancolombia’s liabilities totaled COP 53,493 billion, decreasing 6% as compared to 2Q09 and increasing 2% as compared to 3Q08. During 3Q09, the Bank maintained a solid liquidity position. The ratio of net loans to deposits (including borrowings from development banks) was 92% at the end of 3Q09, which compares favorably to the 99% level presented in 3Q08.
In line with the decrease in loan volumes, deposits totaled COP 40,347 billion, down 6% as compared to the figure for 2Q09. Nonetheless, there were no significant changes in the Bank’s liabilities structure: deposits represented 75% of total liabilities, liabilities in the form of bonds or notes represented 10%, and borrowing from domestic development banks represented 6%.
With regard to the deposits mix, non-interest bearing deposits (12% of deposits) decreased 3% from the end of 2Q09 ending the quarter at COP 4,844 billion. On a yearly basis, non-interest bearing deposits increased 6% from the end of 3Q08. On the other hand, interest bearing deposits (88% of deposits) decreased 6% during 3Q09 as compared to 2Q09. Overall, time deposits decreased their relative size in the funding mix to 47% from 50% in 2Q09, while demand deposits increased to 52% from 49% at the end of 2Q09.

3Q09

Deposits Mix
COP Millions	Sep-09		Jun-09		Sep-09
Checking accounts	6,031,361	16.26%	6,878,151	16.04%	7,044,059	17.46%
Time deposits	17,431,652	46.99%	21,508,359	50.15%	18,802,887	46.60%
Savings deposits	13,260,107	35.75%	14,133,895	32.96%	14,119,894	35.00%
Others	372,931	1.01%	367,951	0.86%	380,021	0.94%

Total deposits	37,096,051	100.00%	42,888,356	100.00%	40,346,861	100.00%

2.3.	Shareholders’ equity and regulatory capital
Shareholders’ equity amounted to COP 6,595 billion at the end of 3Q09, increasing from COP 6,213 billion at the end of 2Q09, driven primarily by the quarter’s results. On a yearly basis, shareholders’ equity increased 14% as compared to the end of 3Q08.
Primarily as a result of lower risk weighted assets, Bancolombia’s capital ratio increased during 3Q09. Capital adequacy (tier 1+ 2 capital ratio) finished the quarter at 13.8%, increasing from 12.9% in 2Q09 and considerably higher than the 11.4% presented in 3Q08.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	Sep-08%		Jun-09%		Sep-09%
Basic capital (Tier I)	4,805,333	9.10%	5,540,492	9.99%	5,765,332	10.92%
Additional capital (Tier II)	1,198,724	2.27%	1,632,250	2.94%	1,523,844	2.89%
Technical capital (1)	6,004,058	11.37%	7,172,742	12.94%	7,289,176	13.80%
Risk weighted assets included market risk	52,784,581		55,434,962		52,802,821

CAPITAL ADEQUACY (2)	11.37%		12.94%		13.80%

(1)	Technical capital is the sum of basic and additional capital.

(2)	Capital adequacy is technical capital divided by risk weighted assets.

3Q09
3.	INCOME STATEMENT
Net income for 3Q09 totaled COP 321.2 billion (COP 408 per share or USD $0.85 per ADR), increasing 27% as compared to the results for 2Q09, and decreasing 12% as compared to the results for 3Q08. The ROE for 3Q09 was 20.1%, improving from 16.5% in 2Q09.
For the first nine months of 2009, net income totaled COP 885.4 billion (COP 1,124 per share-USD 2.33 per ADR), decreasing 11% as compared to the same period last year. ROE for the first nine month of 2009 is 18.8%.
3.1.	Net Interest Income
During 3Q09, interest on loans reached COP 1,140 billion, decreasing 13% as compared to 2Q09, due to additional compression in interest margins and lower loan volumes. During 3Q09, interest rates continued on a downward trend in Colombia. The Depósitos a Término Fijo rate (“DTF”), which is the weighted average interest rate paid by finance corporations, commercial banks and commercial finance companies for certificates of deposit with maturities of 90 days, fell an additional 77 basis points during the quarter, reaching 4.77% in the week of September 28, 2009. This decrease impacts a significant portion of BANCOLOMBIA’s loan portfolio that is indexed to the DTF. Likewise, interest on financial leases totaled COP 165 billion in 3Q09, decreasing 14% as compared to 2Q09, while interest on investment securities decreased 6% over the quarter, totaling COP 129 billion.
Overall, total interest income was COP 1,450 billion during 3Q09, decreasing 12% as compared to 2Q09, while interest expense was COP 601 billion, down 17% as compared to the previous quarter, partly offsetting the drop in interest income. Consequently, net interest income for 3Q09 totaled COP 849 billion, down 77 billion, or 8%, as compared to 2Q09. As a result of decreasing interest rates and their net effect in the net interest income, net interest margin was 6.3% for 3Q09, down from the 6.7% for 2Q09.
3.2.	Fees and Income from Services
For the nine month period ended September 30, 2009, net fees and income from services totaled COP 1,115 billion, increasing 17% as compared to the same period last year, driven primarily by the solid performance of credit and debit card annual fees, fiduciary activities, and collection and payments fees.
During 3Q09, net fees and income from services totaled COP 369 billion, decreasing 3% as compared to 2Q09 and increasing 6% as compared to 3Q08. In particular, collection and payment fees performed well, increasing 5% during the quarter, followed by branch network services which increased 3%, fees related to foreign trade which increased 22% and brokerage fees which increased 16%. However, credit and debit card annual fees, the biggest contributor to total fees, decreased slightly during the quarter (they decreased 2%), while commissions from banking services and other services were down 15%. Fiduciary activities continued their solid performance, contributing COP 42 billion in fees during the quarter, close to the level presented for 2Q09.
In general, Bancolombia increased its participation in the credit card business during the last 12 months. As of September 30, 2009 Bancolombia’s accummulated credit card billing totaled COP 4,227 billion or 27% of the billing market share, increasing 6% in volumes from the COP 3,993 billion or 26% of billing market share recorded during the same period last year. In terms of number of credit cards, the Bank had 997,070 outstanding traditional franchise credit cards or 19.3% market share in Colombia by the end of 3Q09, which favorably compares to the 18.3% market share it, had at the end of 3Q08.

3Q09
The following table summarizes BANCOLOMBIA’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2009
(COP millions)	Sep-08	Sep-09	Growth	Market Share
Bancolombia VISA	1,264,825	1,282,353	1.39%	8.15%
Bancolombia Mastercard	1,642,889	1,702,662	3.64%	10.82%
Bancolombia American Express	1,085,270	1,242,178	14.46%	7.89%
Total Bancolombia	3,992,984	4,227,193	5.87%	26.85%

Colombian Credit Card Market	15,388,228	15,743,009	2.31%

Source:	Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2009
(Outstanding credit cards)	Sep-08	Sep-09	Growth	Market Share
Bancolombia VISA	311,770	309,375	-0.77%	5.99%
Bancolombia Mastercard	364,703	360,669	-1.11%	6.99%
Bancolombia American Express	288,170	327,026	13.48%	6.33%
Total Bancolombia	964,643	997,070	3.36%	19.31%

Colombian Credit Card Market	5,393,547	5,162,267	-4.29%

Source:	Credibanco y Redeban multicolor
3.3.	Other Operating Income
As explained in recent quarters, the other operating income line item was substantially affected by non-recurring events in 1Q09 and 2Q09 related to methodology changes in the derivatives valuation thereby affecting the comparison basis between periods. Bancolombia notes that it finished amortizing the difference in carrying value of derivatives related to changes in valuation methodology changes in 2Q09. As a result, total other operating income amounted to COP 102 billion in 3Q09, considerably higher than the COP 20 billion for 2Q09, although 22% lower than the level presented in 3Q08.
The combined revenue related to net foreign exchange gains and derivative financial instruments totaled a COP 21 billion in 3Q09, up COP 82 billion as compared to the negative value presented in 2Q09. In particular, 2Q09 was impacted by a reduction in the carrying value of derivatives which negatively impacted the income from derivative financial instruments in COP 62.9 billion.
Communication, postage, rent and others (primarily comprising income related to operating leases and commercial discounts) totaled COP 42 billion in 3Q09, representing an increase of 9% as compared to 2Q09.
The remaining other operating income categories (i.e. dividend income, securitization income, revenues from commercial subsidiaries, gains on sales of equity securities and insurance income) had an aggregate revenue of COP 39 billion, decreasing 5% as compared to 2Q09.
For the nine month period ended September 30, 2009, total other operating income amounted to COP 249 billion, decreasing 46% as compared to the same period of 2008. This performance is largely explained by the negative impact of the changes in methodology for the valuation of derivatives which caused charges of COP 123 billion during the first half of 2009. The non-recurring gain on sales of equity securities for COP 37.2 billion in connection with the sale of the Bank’s interest in Multienlace S.A. recorded in 2Q08 should also be taken into account when comparing these periods.

3Q09
3.4.	Provision charges
Driven by lower asset deterioration and recoveries of provisions related to loan prepayments, provision charges were significantly lower in 3Q09, totaling COP 168 billion, and decreasing 51% as compared to 2Q09, and 31% as compared to 3Q08. Under Colombian regulator’s provisioning models, a loan loss reserve is constituted upon the initial disbursement of any loan. Therefore, loan prepayments produce recoveries of loan loss reserves. On a relative basis, annualized provision charges for 3Q09 represented 1.5% of average loans, considerably lower than the 3.1% in 2Q09, and the 2.4% for 3Q08.
For the nine month period ended September 30, 2009, provision charges totaled COP 853 billion, increasing 29% as compared to the same period last year. On a relative basis, annualized provision charges for the first nine months of 2009 represented 2.6% of average loans.
For an explanation of the trends driving the current level of provisions charges, please see Section 4 “Asset Quality and Balance Sheet Strength” of this report.
3.5.	Operating expenses
During 3Q09, operating expenses totaled COP 696 billion, increasing 2% as compared to 2Q09, and 9% as compared to the figures for 3Q08. For the nine month period ended September 30, 2009, operating expenses totaled COP 2,094 billion, increasing 14% as compared to the same period last year.
Administrative and other expenses increased 5% in 3Q09, totaling COP 352 billion. On a yearly basis, administrative and other expenses increased 11% as compared to 3Q08 driven by increased fees paid in connection with software development and IT upgrades the Bank is currently undertaking.
Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 277 billion in 3Q09, decreasing 2% as compared to 2Q09 and increasing 3% as compared to 3Q08. Such performance has been primarily driven by lower bonus plan payments related to BANCOLOMBIA’s variable compensation program in which compensation is determined taking into account the economic value added by the firm.
Depreciation expense totaled COP 48 billion in 3Q09, up 36% as compared to 3Q08, driven by the growth in the depreciation of assets that are part of the operating lease business of BANCOLOMBIA. In particular, COP 19.2 billion or 40% of the quarter’s depreciation expense is associated with operating lease assets.
As a result of lower revenues and higher expenses, efficiency deteriorated in 3Q09. The ratio of operating expenses to operating income increased to 53.9% from 52.7% the previous quarter. On the contrary, operating expenses represented 4.6% of total assets in 3Q09, a lower percentage than the 4.7% they represented in 3Q08.
3.6.	Effect of non-recurring items in results
The following is the summary of the most representative non-recurring events affecting the Bank’s results in 3Q09, 2Q09 and 3Q08:
•
Other operating income line item was impacted by a negative impact on derivative financial instruments in 2Q09 by a COP 62.9 billion charge related to rule changes concerning valuation methodologies for derivative instruments established by the Colombian regulator. As previously noted, the Bank finished amortizing the reductions related to such regulatory changes in 2Q09.

3Q09
•
As part of Mastercard’s payment network restructuring into the public corporation called Mastercard Incorporated and Visa’s similar restructuring into the public corporation called Visa Inc, Bancolombia, as member, received stocks of such new listed corporations. During 3Q09 Bancolombia sold its interest in both companies which produced non-recurring gains (before taxes) totaling COP 28.9 billion registered as non- operating income.

4.	ASSET QUALITY AND BALANCE SHEET SRENGHT
On a positive note, the pace of asset deterioration slowed down for the second consecutive quarter. New net past due loans (before charge-offs) amounted to COP 192 billion in 3Q09, which favorably compares to COP 238 billion for 2Q09 and COP 389 billion for 1Q09. In addition, net loans’ charge-offs totaled COP 189 billion in 3Q09, down from COP 331 billion in charge-offs for 2Q09.
Despite a lower pace of deterioration, and largely due to the reduction in the size of the loan portfolio, the PDL ratio (for loans overdue more than 30 days) increased to 4.1% in 3Q09 from 3.9% in 2Q09. Nonetheless, PDLs totaled COP. 1,740 billion, stable from the COP 1,737 billion for 2Q09.
Driven by lower asset deterioration and recoveries of provisions related to loan prepayments, provision charges were significantly lower in 3Q09, totaling COP 168 billion, and decreasing 51% as compared to 2Q09, and 31% as compared to 3Q08. On a relative basis, annualized provision charges for 3Q09 represented 1.5% of average loans, considerably lower than the 3.1% in 2Q09, and the 2.4% for 3Q08.
Overall, BANCOLOMBIA maintains a strong balance sheet in terms of loan loss reserves. Allowances for loan losses totaled COP 2,297 billion, or 5.5% of total loans, which is higher than the 5.2% of total loans as of June 30, 2009, while coverage, measured by the ratio of allowances for loans and accrued interest losses to PDLs reached 135% at the end of 3Q09, decreasing slightly from 137% in 2Q09, but above the 124% level in 3Q08.
The following tables present key metrics for asset quality:

ASSET QUALITY	As of			Growth
(COP millions)	Sep-08	Jun-09	Sep-09	3Q 09 / 2Q 09	3Q 09 / 3Q 08
Total performing past due loans (1)	615,605	774,928	739,019	-4.63%	20.05%
Total non-performing past due loans	880,600	962,163	1,001,225	4.06%	13.70%
Total past due loans	1,496,205	1,737,091	1,740,244	0.18%	16.31%
Allowance for loans and accrued interest losses	1,856,606	2,385,645	2,348,355	-1.56%	26.49%
Past due loans to total loans	3.54%	3.88%	4.13%
Non-performing loans as a percentage of total loans	2.08%	2.15%	2.38%
“C”, “D” and “E” loans as a percentage of total loans	3.63%	4.00%	4.77%
Allowances to past due loans (2)	124.09%	137.34%	134.94%
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans (2)	120.93%	133.48%	117.02%
Allowance for loan and accrued interest losses as a percentage of non-performing loans (2)	210.83%	247.95%	234.55%
Allowance for loan and accrued interest losses as a percentage of total loans	4.39%	5.34%	5.58%
Percentage of performing loans to total loans	97.92%	97.85%	97.62%

(1)
“Performing” past due loans are loans upon which the Bank continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

3Q09

	PDL/ total loans as Of
LOAN CLASSIFICATION	% Of loan Portfolio	30-Sep-08	30-Jun-09	30-Sep-09
Commercial loans	62.8%	2.3%	2.7%	3.1%
Consumer loans	16.2%	5.8%	6.2%	5.9%
Microcredit	0.4%	9.9%	10.6%	8.7%
Mortgage loans*	7.8%	8.5%	9.3%	9.1%
Finance lease	12.8%	3.1%	3.7%	3.9%

TOTAL LOAN PORTFOLIO	100.0%	3.5%	3.9%	4.1%

LOANS AND FINANCIAL LEASES CLASSIFICATION
(COP millions)	As of 30-Sep-08		As of 30-Jun-09		As of 30-Sep-09
“A” Normal	39,112,111	92.5%	41,324,935	92.4%	38,740,999	92.0%
“B” Subnormal	1,641,326	3.9%	1,601,358	3.6%	1,338,726	3.2%
“C” Deficient	507,581	1.2%	574,681	1.3%	660,039	1.6%
“D” Doubtful recovery	738,867	1.7%	908,207	2.0%	975,590	2.3%
“E” Unrecoverable	288,821	0.7%	304,343	0.7%	371,107	0.9%

Total	42,288,706	100%	44,713,524	100%	42,086,461	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.6%		4.0%		4.8%

5.	BANCOLOMBIA Company Description (NYSE: CIB)
BANCOLOMBIA is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.9 million customers. BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, pension fund administration, and insurance, among others.

3Q09
6.	ANNEXS
6.1.	Balance Sheet

BALANCE SHEET				Last
(COP millions)	Sep-08	Jun-09	Sep-09	Quarter	Annual
ASSETS
Cash and due from banks	3,943,274	4,725,276	4,601,766	-2.61%	16.70%
Overnight funds sold	570,307	2,054,241	978,919	-52.35%	71.65%
Total cash and equivalents	4,513,581	6,779,517	5,580,685	-17.68%	23.64%

Debt securities	6,705,148	7,366,892	7,984,665	8.39%	19.08%
Trading	2,125,396	2,220,649	2,655,122	19.57%	24.92%
Available for Sale	2,135,482	2,032,017	2,171,216	6.85%	1.67%
Held to Maturity	2,444,270	3,114,226	3,158,327	1.42%	29.21%
Equity securities	307,403	250,629	221,811	-11.50%	-27.84%
Trading	132,996	61,509	40,055	-34.88%	-69.88%
Available for Sale	174,407	189,120	181,756	-3.89%	4.21%
Market value allowance	-65,392	-68,253	-80,953	18.61%	23.80%
Net investment securities	6,947,159	7,549,268	8,125,523	7.63%	16.96%

Commercial loans	26,109,332	28,639,686	26,412,840	-7.78%	1.16%
Consumer loans	7,375,132	7,157,808	6,821,966	-4.69%	-7.50%
Small business loans	141,430	151,588	175,063	15.49%	23.78%
Mortgage loans	3,373,317	3,271,842	3,279,715	0.24%	-2.77%
Finance lease	5,289,495	5,492,600	5,396,877	-1.74%	2.03%
Allowance for loan losses	-1,814,364	-2,329,824	-2,297,314	-1.40%	26.62%
Net total loans and financial leases	40,474,342	42,383,700	39,789,147	-6.12%	-1.69%

Accrued interest receivable on loans	525,401	512,409	462,082	-9.82%	-12.05%
Allowance for accrued interest losses	-42,242	-55,820	-51,041	-8.56%	20.83%
Net total interest accrued	483,159	456,589	411,041	-9.98%	-14.93%

Customers’ acceptances and derivatives	235,133	129,448	227,406	75.67%	-3.29%
Net accounts receivable	840,638	782,705	701,113	-10.42%	-16.60%
Net premises and equipment	937,993	1,268,141	1,254,126	-1.11%	33.70%
Foreclosed assets, net	24,179	31,684	50,821	60.40%	110.19%
Prepaid expenses and deferred charges	141,609	143,062	170,478	19.16%	20.39%
Goodwill	1,019,732	929,702	819,624	-11.84%	-19.62%
Operating leases, net	651,759	795,070	818,010	2.89%	25.51%
Other	1,141,433	1,364,256	1,357,638	-0.49%	18.94%
Reappraisal of assets	550,321	654,162	781,832	19.52%	42.07%

Total assets	57,961,038	63,267,304	60,087,444	-5.03%	3.67%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,582,805	5,008,486	4,844,472	-3.27%	5.71%
Checking accounts	4,209,874	4,640,535	4,464,451	-3.79%	6.05%
Other	372,931	367,951	380,021	3.28%	1.90%

Interest bearing	32,513,246	37,879,870	35,502,389	-6.28%	9.19%
Checking accounts	1,821,487	2,237,616	2,579,608	15.28%	41.62%
Time deposits	17,431,652	21,508,359	18,802,887	-12.58%	7.87%
Savings deposits	13,260,107	14,133,895	14,119,894	-0.10%	6.48%

Total deposits	37,096,051	42,888,356	40,346,861	-5.93%	8.76%
Overnight funds	2,252,672	2,472,605	1,094,900	-55.72%	-51.40%
Bank acceptances outstanding	49,507	33,086	28,393	-14.18%	-42.65%
Interbank borrowings	1,704,714	876,344	791,410	-9.69%	-53.58%
Borrowings from domestic development banks	3,682,014	3,260,963	3,099,527	-4.95%	-15.82%
Accounts payable	1,660,001	1,809,332	1,850,319	2.27%	11.46%
Accrued interest payable	401,357	517,775	488,626	-5.63%	21.74%
Other liabilities	539,330	521,279	495,942	-4.86%	-8.04%
Bonds	3,801,313	3,893,681	4,208,832	8.09%	10.72%
Accrued expenses	919,320	588,149	764,771	30.03%	-16.81%
Minority interest in consolidated subsidiaries	89,753	192,245	323,159	68.10%	260.05%

Total liabilities	52,196,032	57,053,815	53,492,740	-6.24%	2.48%

SHAREHOLDERS’ EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	0.00%	0.00%
Retained earnings	4,658,803	4,995,206	5,244,860	5.00%	12.58%
Appropiated	3,662,613	4,430,958	4,359,414	-1.61%	19.02%
Unappropiated	996,190	564,248	885,446	56.92%	-11.12%

Reappraisal and others	770,102	817,229	918,356	12.37%	19.25%
Gross unrealized gain or loss on debt securities	-57,813	7,140	37,574	426.25%	164.99%

Total shareholder’s equity	5,765,006	6,213,489	6,594,704	6.14%	14.39%

3Q09
6.2. Income Statement

INCOME STATEMENT	As of		Growth				Growth
(COP millions)	Sep-08	Sep-09	Sep-08/Sep-09	3Q 08	2Q 09	3Q 09	3Q 09/2Q 09	3Q 09/3Q 08
Interest income and expenses
Interest on loans	3,572,916	3,840,333	7.48%	1,265,216	1,306,041	1,140,070	-12.71%	-9.89%
Interest on investment securities	315,660	420,627	33.25%	124,821	137,689	128,875	-6.40%	3.25%
Overnight funds	74,982	61,371	-18.15%	25,651	17,319	15,794	-8.81%	-38.43%
Leasing	565,330	571,046	1.01%	198,930	191,741	165,031	-13.93%	-17.04%
Total interest income	4,528,888	4,893,377	8.05%	1,614,618	1,652,790	1,449,770	-12.28%	-10.21%

Interest expense
Checking accounts	27,168	33,895	24.76%	9,604	11,644	10,242	-12.04%	6.64%
Time deposits	906,775	1,129,215	24.53%	328,607	399,900	317,873	-20.51%	-3.27%
Savings deposits	413,329	361,550	-12.53%	141,685	113,867	103,790	-8.85%	-26.75%
Total interest on deposits	1,347,272	1,524,660	13.17%	479,896	525,411	431,905	-17.80%	-10.00%

Interbank borrowings	49,462	42,181	-14.72%	19,527	12,618	6,561	-48.00%	-66.40%
Borrowings from domestic development banks	252,238	208,042	-17.52%	83,104	67,022	53,923	-19.54%	-35.11%
Overnight funds	114,431	84,255	-26.37%	36,964	29,629	16,642	-43.83%	-54.98%
Bonds	190,143	273,459	43.82%	74,056	91,676	91,564	-0.12%	23.64%
Total interest expense	1,953,546	2,132,597	9.17%	693,547	726,356	600,595	-17.31%	-13.40%

Net interest income	2,575,342	2,760,780	7.20%	921,071	926,434	849,175	-8.34%	-7.81%
Provision for loan and accrued interest losses, net	(743,333)	(959,076)	29.02%	(294,226)	(384,604)	(190,865)	-50.37%	-35.13%
Recovery of charged-off loans	68,108	135,365	98.75%	27,660	48,560	53,646	10.47%	93.95%
Provision for foreclosed assets and other assets	(32,388)	(71,430)	120.54%	(8,072)	(15,753)	(32,366)	105.46%	300.97%
Recovery of provisions for foreclosed assets and other assets	49,110	42,504	-13.45%	31,054	6,840	1,818	-73.42%	-94.15%

Total net provisions	(658,503)	(852,637)	29.48%	(243,584)	(344,957)	(167,767)	-51.37%	-31.13%
Net interest income after provision for loans and accrued interest losses	1,916,839	1,908,143	-0.45%	677,487	581,477	681,408	17.19%	0.58%

Commissions from banking services and other services	178,185	189,607	6.41%	67,872	69,042	58,912	-14.67%	-13.20%
Electronic services and ATM fees	63,250	44,168	-30.17%	20,687	14,961	13,744	-8.13%	-33.56%
Branch network services	75,713	81,094	7.11%	26,680	26,806	27,698	3.33%	3.82%
Collections and payments fees	115,380	136,888	18.64%	39,731	45,924	48,075	4.68%	21.00%
Credit card merchant fees	20,305	21,066	3.75%	6,321	6,591	7,259	10.14%	14.84%
Credit and debit card annual fees	327,822	408,614	24.65%	119,293	137,253	134,156	-2.26%	12.46%
Checking fees	50,859	52,251	2.74%	17,783	17,476	17,816	1.95%	0.19%
Fiduciary activities	68,603	124,059	80.84%	26,623	42,692	42,426	-0.62%	59.36%
Pension plan administration	60,758	72,189	18.81%	20,761	25,336	20,690	-18.34%	-0.34%
Brokerage fees	42,593	30,373	-28.69%	12,137	10,410	12,061	15.86%	-0.63%
Check remittance	18,945	19,479	2.82%	5,934	6,748	6,581	-2.47%	10.90%
Foreign trade	32,450	43,203	33.14%	12,485	13,308	16,263	22.20%	30.26%
Fees and other service income	1,054,863	1,222,991	15.94%	376,307	416,547	405,681	-2.61%	7.81%

Fees and other service expenses	(102,221)	(107,625)	5.29%	(29,590)	(36,828)	(37,081)	0.69%	25.32%
Total fees and income from services, net	952,642	1,115,366	17.08%	346,717	379,719	368,600	-2.93%	6.31%

Other operating income
Net foreign exchange gains	33,400	(267,535)	-901.00%	83,726	(321,943)	(150,887)	53.13%	-280.22%
Derivative financial instruments	164,139	247,998	51.09%	(18,709)	261,793	172,270	-34.20%	1020.79%
Gains(loss) on sales of investments on equity securities	36,495	609	-98.33%	(589)	532	71	-86.65%	112.05%
Securitization income	31,557	41,443	31.33%	9,713	13,494	14,281	5.83%	47.03%
Dividend income	39,497	23,956	-39.35%	3,080	4,202	3,184	-24.23%	3.38%
Revenues from commercial subsidiaries	76,437	75,637	-1.05%	24,715	23,219	23,762	2.34%	-3.86%
Insurance income	7,499	10,118	34.92%	1,702	367	(2,060)	-661.31%	-221.03%
Communication, postage, rent and others	72,102	116,523	61.61%	26,984	38,361	41,731	8.78%	54.65%
Total other operating income	461,126	248,749	-46.06%	130,622	20,025	102,352	411.12%	-21.64%

Total income	3,330,607	3,272,258	-1.75%	1,154,826	981,221	1,152,360	17.44%	-0.21%
Operating expenses
Salaries and employee benefits	659,519	777,671	17.91%	222,506	264,992	258,027	-2.63%	15.96%
Bonus plan payments	107,713	53,001	-50.79%	41,742	11,913	15,065	26.46%	-63.91%
Compensation	18,981	14,212	-25.13%	5,447	5,390	3,988	-26.01%	-26.79%
Administrative and other expenses	900,176	1,051,734	16.84%	316,785	333,675	351,871	5.45%	11.08%
Deposit security, net	39,594	57,382	44.93%	12,916	19,022	18,743	-1.47%	45.11%
Donation expenses	4,813	2,104	-56.29%	3,294	687	711	3.49%	-78.42%
Depreciation	100,768	138,021	36.97%	35,230	45,627	47,747	4.65%	35.53%
Total operating expenses	1,831,564	2,094,125	14.34%	637,920	681,306	696,152	2.18%	9.13%

Net operating income	1,499,043	1,178,133	-21.41%	516,906	299,915	456,208	52.11%	-11.74%
Goodwill amortization (1)	38,345	53,911	40.59%	11,287	18,104	15,614	-13.75%	38.34%
Non-operating income (expense)
Other income	94,052	181,837	93.34%	13,086	56,408	62,663	11.09%	378.86%
Minority interest	(13,150)	(19,375)	47.34%	(2,954)	(5,607)	(8,632)	53.95%	192.21%
Other expense	(118,677)	(90,083)	-24.09%	(24,361)	(25,881)	(33,753)	30.42%	38.55%
Total non-operating income	(37,775)	72,379	291.61%	(14,229)	24,920	20,278	-18.63%	242.51%
Income before income taxes	1,422,923	1,196,601	-15.91%	491,390	306,731	460,872	50.25%	-6.21%
Income tax expense	(426,733)	(311,155)	-27.08%	(124,423)	(53,608)	(139,674)	160.55%	12.26%

Net income	996,190	885,446	-11.12%	366,967	253,123	321,198	26.89%	-12.47%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 9, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance